EXHIBIT A-1

State of North Carolina
Utilities Commission
PO Box 29510 Raleigh,NC 27626-0510

COMMISSIONERS JO ANNE SANFORD, Chair RALPH A. HUNT JUDY HUNT	COMMISSIONERS WILLIAM R. PITTMAN J. RICHARD CONDER ROBERT V. OWENS. JR SAM J. ERVIN, IV
December 20, 1999

Securities and Exchange Commission
450 Fifth Street, NW, Judiciary Plaza
Washington, D.C. 20549

Re: Sempra Energy's Request for Certification by the North
Carolina Utilities Commission Pursuant to Section 33(a)(2)
of the Public Utility Holding Company Act of 1935

Dear Commissioners:

Sempra Energy (Sempra), an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (PUHCA), has notified the North Carolina Utilities Commission (NCUC) that it intends to file a Notification of Foreign Utility Status with the Securities and Exchange Commission (SEC). Sempra owns Frontier Energy, LLC (Frontier), which is a North Carolina limited liability corporation certificated by the NCUC to provide natural gas public utility service in certain specified areas of North Carolina.

Sempra has requested that the NCUC provide to the SEC the certification specified in Section 33(a)(2) of PUHCA, as amended, and codified in 15 U.S.C. Section 79z-5b(a)(2), with respect to our authority and resources to protect ratepayers subject to our jurisdiction and of our intention to exercise that authority. By this letter, the NCUC provides the requested certification subject to the following conditions and commitments made by Sempra and Frontier:

(1) Neither Sempra nor Frontier will enter into any agreement under the terms of which Frontier will be or in any manner could become obligated to commit funds or other assets in order to maintain the financial viability of a foreign utility holding company (FUCO) or exempt wholesale generator (EWG) or any affiliate of Frontier investing in a FUCO or EWG.

430 North Salisbury Street - Raleigh, North Carolina 27603 Telephone No: (919) 733-4249 Facsimile No: (919) 733-7300

Securities and Exchange Commission
December 20, 1999
Page Two

(2) Sempra will file annually with the NCUC, with a copy to the Natural Gas Division of the Public Staff of the NCUC, its Form U-33-S Annual Report Concerning Foreign Utility Companies, filed with the SEC under Section 33(e) of PUHCA, within fifteen (15) days of its filing with the SEC.

(3) The NCUC provides this certification while reserving all rights and jurisdiction to investigate and re-evaluate its position regarding the foreign investments of any affiliates of any and all North Carolina regulated public utilities. The NCUC has concerns about the potential impact that investments in foreign ventures may have on the finances and other resources available to regulated public utilities. This concern is not directed specifically at Sempra Energy, and the NCUC may open a generic docket to investigate this issue further. This certification may be modified following that proceeding so that it will be consistent with the findings and conclusions of any order of the NCUC therein. At such time, a modified certification will be sent directly to the SEC.

Based on the foregoing, the NCUC certifies to the SEC that it has the authority and resources to protect Frontier's ratepayers with respect to the investments contemplated under this request for certification and that it intends to exercise that authority. The NCUC notes that it is authorized by Section 33(a)(2) of PUHCA, as amended, to withdraw or revise this certification prospectively as to any future acquisition should such action be deemed necessary.

Very truly yours,

/S/ JO ANNE SANFORD

Jo Anne Sanford, Chair

cc: Commissioners
Robert P. Gruber
M. Gray Styers, Jr.
Don Liddell